September 8, 2009

Via U.S. Mail and EDGAR

Mr. Daniel Morris
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Houston Wire & Cable Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File No. 000-52046

Dear Mr. Morris,

I refer to your comment letter dated August 27, 2009 regarding the above-referenced filing of Houston Wire & Cable Company.  I am responding to your letter by repeating your comments and after each of your points inserting our responses.

Item 11, Executive Compensation, page 48

1.
We note the first paragraph of your response to prior comment 1. You have indicated that you will disclose targets related to acquisitions "at the time any such acquisition is made." Please note that you are required to disclose the performance targets, as well as your actual results against these targets, in your Form 10-K. Please confirm that you will comply with this comment in future filings.

We will comply with this comment in future filings.

2.
We note the second paragraph of your response to prior comment 1 and refer you to the heading "Incentive Cash Bonuses" on page 14 of the proxy statement which you incorporate by reference. The nature of the performance targets that you have omitted remains unclear. Please expand your response to provide a more detailed analysis of the performance targets related to your proprietary products and describe with greater specificity the competitive harm that may be incurred if such targets are disclosed.

The performance target for the proprietary products is a single annual sales amount which has to be reached in order to receive the additional award of 10%. One proprietary product accounts for most of the total sales. HWC has spent a lot of time developing, testing and marketing this product, which HWC believes is technologically superior to existing products. Sales amounts for this product have not been released for competitive reasons as HWC does not want to show to its competitors the success it has achieved. If proprietary sales data is released HWC will suffer harm as copycat products are introduced to the marketplace.

We trust that you find our responses to your comments satisfactory. It is the goal of Houston Wire & Cable Company to make all of its filings in full compliance with all of the rules and regulations promulgated by the United States Securities and Exchange Commission.

Do not hesitate to call me at 713-609-2125 or e-mail me at ngraham@houwire.com should you have any questions.

Sincerely,

Nicol (Nic) G. Graham
Vice President & Chief Financial Officer

NGG

cc:	Chuck Sorrentino – CEO & President
Bob Minkus – Schiff Hardin LLP